77C - Proxy

Legg Mason Partners Capital Preservation Fund II

Additional Shareholder Information (unaudited)
Results of a Special Meeting of Shareholders

On November 29, 2005, a Special Meeting of Shareholders was held to approve a new management agreement. The following table provides the number of votes cast for, against or withheld, as well as the number of abstentions and broker non-votes for the matter voted on at the Special Meeting of Shareholders.

Approval of New Management Agreement
							           Broker
Item Voted On 	   Votes For     Votes Against   Abstentions      Non-Votes
New Management  196,420,881.907 4,720,144.932   7,062,845.253   1,006,938.820
 Agreement